Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2008

Marc J. Zimmermann
Chief Financial Officer
American Physicians Service Group, Inc.
1301 Capital of Texas Highway, Suite C-300
Austin, Texas   78746

Re: American Physicians Service Group, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 3, 2008
File No. 001-31434

Dear Mr. Zimmermann:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and the Estimates</u>

<u>Reserve for Loss and Loss Adjustment Expense, page 37</u>

1.   Your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please revise your disclosures to describe the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

2.   From your disclosures it appears that the number of claims expected to be paid (frequency) and the average cost per claim (severity) are considered to be the key assumptions that materially affect your liability for losses and loss adjustment expenses. For each key assumption quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6. Please explicitly identify and discuss any key assumptions as of December 31, 2007 that are premised on future trends that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given any inconsistency identified.

3.   In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

4.   In your response to comment two of your letter dated November 19, 2007 you stated that you had finalized your purchase accounting and did not anticipate having any material adjustments at December 31, 2007. You also indicated in your response that you would record any material adjustments as a correction of an error in accordance with SFAS 154. However, you did not record the $16,056,000 reduction to your loss reserves and the $10,888,000 reduction in your ceded premiums that relate to the 2002 through 2006 fiscal years as corrections of errors in accordance with SFAS No. 154 as you indicated in your

prior response. Please tell us why you have not accounted for the material adjustments described above in accordance with your response to us on November 19, 2007.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Acquisition, page F-17

5.   Please tell us whether you and API were related parties or companies under common control prior to your April 1, 2007 business combination. Please refer to SFAS 57. If the companies were not related, provide us with your analysis of whether you had a controlling financial interest or acquired a business through the attorney-in-fact contractual agreement that existed between you and API prior to the business combination. Please refer to EITF 97-2.

6.   You had an attorney-in-fact relationship with API prior to your merger on April 1, 2007. Please provide the disclosures related to the preexisting relationship between you and API in accordance with paragraph 8 of the EITF 04-1.

Form 10-Q for the Quarterly period ended September 30, 2008

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

17. Fair Value Measurement, page 22

7.   You state that your Level 2 and Level 3 fixed maturity securities were priced through pricing services or were priced based on independent dealer quotes. Please revise your disclosure here or in MD&A to explain the extent to which, and how, the information is obtained from pricing services/independent dealers and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:
   * The nature and amount of assets you valued using dealer quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;
   * The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from dealers and pricing services;
- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
- Whether the dealer quotes are binding or non-binding; and
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

8.   In addition, please revise your disclosures to address the following:
- Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;
- Disclose whether the valuation models used have changed from prior periods and to the extent possible, disclose the quantitative effect of such changes;
- Quantify the effect on operations and financial position of reasonably likely changes in the assumptions used, if material.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant